One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com

February 8, 2013

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Approach Resources Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 12, 2012

Response Letter Dated January 22, 2013

File No. 001-33801

Dear Mr. Schwall:

This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (our “2011 Form 10-K”). The Staff’s comments were provided to the Company in a letter dated January 22, 2013. For the convenience of the Staff, the text of each comment is reproduced in its entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31. 2011

Business, page 1

Proved Undeveloped Reserves, page 31

1.	Comment one in our December 31, 2012 letter requested that you expand the discussion of the changes to your proved undeveloped reserves during 2011 to include those PUD volumes converted to proved developed status, as required by Item 1203 of Regulation S-K. Your response stated, “As of December 31, 2011, we had 43.4 MMBoe of PUD reserves, compared to 24.9 MMBoe of PUD reserves at December 31, 2010. The 18.5 MMBoe increase in PUD reserves is attributable to 19.8 MMBoe of extensions and discoveries and 4.2 MMBoe of purchases of minerals in place, partially offset by 5.5 MMBoe of revisions to previous estimates of PUD reserves.” This does not appear to include the 1.5 MMBoe of PUD reserves that you disclosed as being converted to proved developed status:

PUD Reconciliation	MMBoe
Total YE2010	24.9
Extensions/Discoveries	19.8
Acquisition	4.2
Revision	-5.5
To Proved Developed	-1.5
Total YE2011	41.9? (43.4 Disclosed	)

Mr. H. Roger Schwall

Securities and Exchange Commission

February 8, 2013

Please expand your discussion to reconcile this inconsistency.

Response:	We acknowledge the Staff’s comment and note that the 1.5 MMBoe of proved undeveloped (“PUD”) reserves that were converted to proved developed reserves in 2011 were included in the 5.5 MMBoe of “revisions to previous estimates of PUD reserves” referred to in our December 28, 2012 response letter. We propose to enhance our disclosure in future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2012 (our “2012 Form 10-K”), by (a) adding the PUD roll-forward discussion set forth in response one of our December 28, 2012 letter, (b) separately disclosing the conversions of PUD reserves to proved developed reserves from revisions to previous estimates, and (c) cross-referencing our PUD conversion table setting forth specific volumes of PUD reserves converted to proved developed reserves during the applicable year, as disclosed in the table on page 31 of our 2011 Form 10-K.

2.	In our prior comment two, we asked you to describe the elements that characterize Project Pangea (Canyon Sands) as a development project since you have attributed significant PUD reserves that are scheduled for drilling more than five years after initial booking (“PUD5+”). We believe that you have described a drilling program and, thus, cannot agree with your position. For each of the last three years, please furnish to us:

•	The number of Pangea PUD5+ wells you have drilled that were booked for over five years at spud date;

•	The number of Pangea PUD5+ locations whose drilling has been rescheduled;

•	The number of Pangea PUDs that you drilled the same year as initially scheduled;

•	A spread sheet oneline property reserve summary with the Pangea PUD scheduled spud dates and dates of initial booking.

Alternatively, you may remove these claimed volumes from your disclosed PUD reserves.

Response:	Although we respectfully maintain that Project Pangea is a “development project” as defined in Regulation S-X, Rule 4-10(a)(8), pursuant to our Chief Executive Officer Ross Craft’s telephone discussion with Ronald Winfrey, Petroleum Engineer, on February 7, 2013, we will remove the 8.9 MMBoe of PUD reserves that are the subject of the Staff’s prior comment two (the “PUD5+ reserves”) from our estimated PUD reserves to be disclosed in our 2012 Form 10-K. Accordingly, the PUD5+ reserves have been removed from the Company’s year-end 2012 proved reserves.

Also as discussed between Mr. Craft and Mr. Winfrey, we supplementally advise the Staff that in 2012, we spent $49 million on infrastructure projects in Project Pangea, including pipelines, compression facilities, frac pits, injection wells, flow lines, water wells and gas lift facilities. This represents 17% of $295 million in total costs incurred in Project Pangea in 2012, excluding acreage and 3-D seismic acquisitions. If Project Pangea were terminated before completion for whatever reason, not only would significant amounts of hydrocarbons remain undeveloped, resulting in waste, but the amount of invested capital lost would be material to the Company.

3.	Please explain whether you have made a final investment decision (“FID”) to drill all your disclosed Pangea PUD reserves. Refer to Question 131.04 of our Compliance and Disclosure Interpretations available at:

Mr. H. Roger Schwall

Securities and Exchange Commission

February 8, 2013

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.html.

Response:	We affirm that as of December 31, 2011, we had made a FID to drill all of our disclosed Project Pangea PUD reserves. Our executive management team, including our Chief Executive Officer, a licensed Petroleum Engineer with over 30 years of industry experience, and our Chief Financial Officer, a licensed Certified Public Accountant with over 30 years of industry experience, reviews and approves our estimates of proved reserves, including our development plan, and makes the FID, before these estimates are finalized and disclosed in a public filing. Notwithstanding the foregoing, as discussed above in our response two, we have removed the PUD5+ reserves from our proved reserves at year-end 2012.

4.	In our prior comment three, we asked for clarification of your three year aggregate PUD conversion rate of 37%. In part, your response stated “This [Wolffork] activity necessarily slowed our rate of tight sands PUD reserves development.” Please explain the circumstances of the development of 23% of your PUD reserves (4,845 MBOE) in 2010 with 56 net development wells (page 33) while you developed 6% of PUD reserves (1,520 MBOE) in 2011 while drilling 64 net development wells.

Response:	The development wells drilled in 2011 and 2010 and disclosed on page 33 of our 2011 Form 10-K (“Drilling Activity – Prior Three Years”) were not all PUD locations. We also drilled probable, possible and resource development wells. Accordingly, while the total number of development wells drilled from year to year may be similar, the PUD reserves developed in the same period may vary. Our PUD locations drilled in a given year may vary according to specific short-term objectives, including delineation of the Wolffork oil shale resource play and leasehold drilling obligations. Optimal development of our Project Pangea requires a flexible drilling schedule in order to meet both long and short-term drilling and development objectives.

Undeveloped Acreage Expirations, page 34

5.	In part, our prior comment four requested “If these quantities [PUD reserves on expiring leases] are material, provide a risk factor addressing this situation as well.” We note from your response that these expiring leases account for 60% of your undeveloped acreage, 7% of your PUDs and 4% of your total proved reserves. Provide that information in an appropriate location in your Form 10-K.

Response:	We propose to enhance our disclosure in future filings, beginning with our 2012 Form 10-K, by disclosing the amount of estimated PUD reserves that are associated with our undeveloped acreage that is due to expire over the three-year period set forth in the applicable acreage expiration table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Working Interest Acquisition, page 41

6.	We note your response to comment 5 in our letter dated December 13, 2012. The allocation of a portion of the purchase price paid to acquire a working interest to “Development costs” as part of the disclosure required by FASB ASC 932-235-50-18 does not appear to be appropriate. Please revise this disclosure or provide us with additional information explaining why your current presentation is appropriate.

Mr. H. Roger Schwall

Securities and Exchange Commission

February 8, 2013

Response:	We respectfully refer the Staff to FASB ASC 932-360-25-12, which defines development costs as “costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.” We viewed a portion of the purchase price paid to acquire the working interest as “costs incurred to obtain access to proved reserves” in accordance with FASB ASC 932-360-25-12. However, we respect the Staff’s position that these costs should be classified as property acquisition costs in accordance with FASB ASC 932-235-50-18. Therefore, we respectfully propose to enhance our disclosure in future filings, beginning with our 2012 Form 10-K, to reclassify amounts related to the working interest acquisition as “property acquisition costs” in the “Oil and Gas Producing Activities” footnote to our consolidated financial statements.

Closing

In addition, pursuant to the Staff’s initial letter dated December 13, 2012, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,

/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer

Enclosure

cc:	Ethan Horowitz, Branch Chief

Ronald Winfrey, Petroleum Engineer

Svitlana Sweat, Staff Accountant

J. Ross Craft, President and Chief Executive Officer

Wesley P. Williams, Thompson & Knight LLP